Exhibit 1.1

February 11, 2014

STRICTLY CONFIDENTIAL

Peter J. Langecker, M.D., Ph.D

Chief Executive Officer

OXiGENE, Inc.

701 Gateway Blvd, Suite 210

South San Francisco, CA 94080

Dear Dr. Langecker:

This amended and restated letter (the “Agreement”) constitutes the agreement between OXiGENE, Inc. (the “Company”) and H.C. Wainwright & Co., LLC (“Wainwright” or the “Placement Agent”) that Wainwright shall serve as the exclusive placement agent (the “Services”) for the Company, on a reasonable best efforts basis, in connection with the proposed offer and placement (the “Offering”) by the Company of securities of the Company (the “Securities”), which may take the form of one or more public or private offerings. The terms of each Offering and the Securities shall be mutually agreed upon by the Company and the investors and nothing herein implies that Wainwright has the power or authority to bind the Company or an obligation for the Company to issue any Securities or complete the Offering. The Company expressly acknowledges and agrees that the execution of this Agreement does not constitute a commitment by Wainwright to purchase any Securities and does not ensure the successful placement of the Securities or any portion thereof or the success of Wainwright with respect to securing any other financing on behalf of the Company. Wainwright understands and is aware of the Company’s pre-existing relationship with Geller Biopharm Inc. (“Geller”) under which, among other things, fees may be payable to Geller for certain transactions as set forth in the engagement letter with Geller dated as of May 25, 2012 (the “Geller Agreement”); provided, however, that the Geller Agreement shall in no way impact the obligations of the Company to Wainwright hereunder, including any payments to Wainwright hereunder. This amended and restated Agreement supersedes the letter agreement between us dated May 16, 2013.

A. Fees and Expenses. In connection with the Services described above, the Company shall pay to Wainwright the following compensation:

1. Placement Agent’s Fee. The Company shall pay to Wainwright a cash placement fee (the “Placement Agent’s Closing Fee”) equal to 7% of the aggregate purchase price paid by each purchaser of Securities that are placed in each Offering by Wainwright; provided, that solely with respect to the private placement of up to $5,800,000 of Series B Convertible Preferred Stock and associated warrants, the Placement Agent’s Closing Fee shall be 6% of the aggregate purchase price paid by each purchaser of such securities that are placed in such private placement Offering. The Placement Agent’s Closing Fee shall be paid at the closing of the Offering (the “Closing”) from escrow from the gross proceeds of the Securities sold. Additionally, a cash fee payable within 48 hours of (but only in the event of) the receipt by the Company of any proceeds from the cash exercise of the “Series B” warrants sold in the Company’s PIPE financing closed in April 2013 (the “April Offering”), equal to 6% of the aggregate cash exercise price received by the Company upon such exercise, if such exercise is solicited by Wainwright (together with the Placement Agent’s Closing Fee, the “Placement Agent’s Fee”). No Placement Agent’s Fee shall be payable to Wainwright for proceeds from purchasers included on Annex A.

430 Park Avenue    |    New York, New York 10022    |    212.356.0500    |    www.hcwco.com

Member: FINRA/SIPC

2. Warrants. Such number of warrants (the “Wainwright Warrants”) to Wainwright or its designees at each Closing to purchase shares of the Company’s Common Stock, $0.01 par value per share (the “Common Stock” or the “Shares”) equal to 5% of the aggregate number of Shares sold in the Offering (or underlying any convertible Securities sold in the Offering) to such purchasers, excluding any shares of Common Stock issuable upon exercise of any warrants issued in the Offering. The Wainwright Warrants shall have the same terms as the “Series A” warrants (if any) issued to the Purchasers in the Offering, except that the exercise price shall be 125% of the public offering price per share and shall comply with the requirements and restrictions on transfer required by FINRA Rule 5110(g). The Wainwright Warrants shall not have antidilution protection. The Wainwright Warrants shall be issued at each Closing, with respect to Securities issued at such Closing, No Wainwright Warrants shall be due to Wainwright for proceeds from purchasers included on Annex A.

3. Expenses. Upon the closing of each Offering, the Company also agrees to pay to Wainwright a non-accountable expense allowance equal to 1% of the aggregate gross proceeds raised in such Offering, but in no event more than $50,000 (provided, however, that such expense cap in no way limits or impairs the indemnification and contribution provisions of this Agreement).

B. Term and Termination of Engagement. Wainwright’s engagement hereunder will be from the date hereof until March 31, 2014; provided, however, that if the Offering contemplated by the Company’s Registration Statement on Form S-1 (Reg. No. 333-190464) is closed prior to March 31, 2014, Wainwright’s engagement hereunder shall be extended until December 31, 2014 (the “Term”). The engagement may be terminated by Wainwright at any time upon 10 days’ written notice, or by the Company at any time after the end of the Term upon 10 days’ written notice. Notwithstanding anything to the contrary contained herein, the provisions in this Agreement concerning indemnification and contribution will survive any expiration or termination of this Agreement. Upon any termination of this Agreement, the Company’s obligation to pay Wainwright any fees actually earned on closing of the Offering and otherwise payable under Section (A), shall survive any expiration or termination of this Agreement, as permitted by FINRA Rule 5110(f)(2)(d). Upon any termination of this Agreement, the Company’s obligation to reimburse Wainwright for out of pocket accountable expenses actually incurred by Wainwright and reimbursable upon closing of the Offering pursuant to Section A(3), if any are otherwise due under Section A(3) hereof, will survive any expiration or termination of this Agreement, as permitted by FINRA Rule 5110(f)(2)(d).

C. Fee Tail. Wainwright shall be entitled to a Placement Agent’s Fee and Wainwright Warrants, calculated in the manner provided in Paragraph A, with respect to any public or private offering (“Tail Financing”) to the extent that such financing or capital is provided to the Company by investors introduced to the Company by Wainwright, directly or indirectly, who actually participate in the Offering during the Term, if such Tail Financing is consummated at any time within the 6-month period following the expiration or termination of this Agreement (the “Tail Period”).

D. Use of Information. The Company will furnish Wainwright such written information as Wainwright reasonably requests in connection with the performance of its services hereunder. The Company understands, acknowledges and agrees that, in performing its services hereunder, Wainwright will use and rely entirely upon such information as well as publicly available information regarding the Company and other potential parties to an Offering and that Wainwright does not assume responsibility for independent verification of the accuracy or completeness of any information, whether publicly available or otherwise furnished to it, concerning the Company or otherwise relevant to an Offering, including, without limitation, any financial information, forecasts or projections considered by Wainwright in connection with the provision of its services.

E. Publicity. In the event of the consummation or public announcement of any Offering, Wainwright shall have the right to disclose its participation in such Offering, including, without limitation, the placement at its cost of “tombstone” advertisements in financial and other newspapers and journals.

F. Securities Matters. The Company shall be responsible for any and all compliance with the securities laws applicable to it, including Regulation D and the Securities Act of 1933, as amended (the “Securities Act”), and Rule 506 promulgated thereunder, and unless otherwise agreed in writing, all state securities (“blue sky”) laws. Wainwright agrees to cooperate with counsel to the Company in that regard.

G. Indemnity.

1. In connection with the Company’s engagement of Wainwright as placement agent, the Company hereby agrees to indemnify and hold harmless Wainwright and its affiliates, and the respective controlling persons, directors, officers, members, shareholders, agents and employees of any of the foregoing (collectively the “Indemnified Persons”), from and against any and all claims, actions, suits, proceedings (including those of shareholders), damages, liabilities and expenses incurred by any of them (including the reasonable fees and expenses of counsel), as incurred, (collectively a “Claim”), that are (A) related to or arise out of (i) any actions taken or omitted to be taken (including any untrue statements made or any statements omitted to be made) by the Company, or (ii) any actions taken or omitted to be taken by any Indemnified Person in connection with the Company’s engagement of Wainwright, or (B) otherwise relate to or arise out of Wainwright’s activities on the Company’s behalf under Wainwright’s engagement, and the Company shall reimburse any Indemnified Person for all expenses (including the reasonable fees and expenses of counsel) as incurred by such Indemnified Person in connection with investigating, preparing or defending any such claim, action, suit or proceeding, whether or not in connection with pending or threatened litigation in which any Indemnified Person is a party. The Company will not, however, be responsible for any Claim that is finally judicially determined to have resulted from the gross negligence or willful misconduct of any person seeking indemnification for such Claim. The Company further agrees that no Indemnified Person shall have any liability to the Company for or in connection with the Company’s engagement of Wainwright except for any Claim incurred by the Company as a result of such Indemnified Person’s gross negligence or willful misconduct.

2. The Company further agrees that it will not, without the prior written consent of Wainwright, settle, compromise or consent to the entry of any judgment in any pending or threatened Claim in respect of which indemnification may be sought hereunder (whether or not any Indemnified Person is an actual or potential party to such Claim), unless such settlement, compromise or consent includes an unconditional, irrevocable release of each Indemnified Person from any and all liability arising out of such Claim.

3. Promptly upon receipt by an Indemnified Person of notice of any complaint or the assertion or institution of any Claim with respect to which indemnification is being sought hereunder, such Indemnified Person shall notify the Company in writing of such complaint or of such assertion or institution but failure to so notify the Company shall not relieve the Company from any obligation it may have hereunder, except and only to the extent such failure results in the forfeiture by the Company of substantial rights and defenses. If the Company so elects or is requested by such Indemnified Person, the Company will assume the defense of such Claim, including the employment of counsel reasonably satisfactory to such Indemnified Person and the payment of the reasonable fees and expenses of such counsel. In the event, however, that legal counsel to such Indemnified Person reasonably determines that having common counsel would present such counsel with a conflict of interest or if the defendant in, or target of, any such Claim, includes an Indemnified Person and the Company, and legal counsel to such Indemnified Person reasonably concludes that there may be legal defenses available to it or other Indemnified Persons different from or in addition to those available to the Company, then such Indemnified Person may employ its own separate counsel to represent or defend him, her or it in any such Claim and the Company shall pay the reasonable fees and expenses of such counsel. Notwithstanding anything herein to the contrary, if the Company fails timely or diligently to defend, contest, or otherwise protect against any Claim, the relevant Indemnified Party shall have the right, but not the obligation, to defend, contest, compromise, settle, assert crossclaims, or counterclaims or otherwise protect against the same, and shall be fully indemnified by the Company therefor, including without limitation, for the reasonable fees and expenses of its counsel and all amounts paid as a result of such Claim or the compromise or settlement thereof. In addition, with respect to any Claim in which the Company assumes the defense, the Indemnified Person shall have the right to participate in such Claim and to retain his, her or its own counsel therefor at his, her or its own expense.

4. The Company agrees that if any indemnity sought by an Indemnified Person hereunder is held by a court to be unavailable for any reason then (whether or not Wainwright is the Indemnified Person), the Company and Wainwright shall contribute to the Claim for which such indemnity is held unavailable in such proportion as is appropriate to reflect the relative benefits to the Company, on the one hand, and Wainwright on the other, in connection with Wainwright’s engagement referred to above, subject to the limitation that in no event shall the amount of Wainwright’s contribution to such Claim exceed the amount of fees actually received by Wainwright from the Company pursuant to Wainwright’s engagement. The Company hereby agrees that the relative benefits to the Company, on the one hand, and Wainwright on the other, with respect to Wainwright’s engagement shall be deemed to be in the same proportion as (a) the total value paid or proposed to be paid or received by the Company or its stockholders as the case may be, pursuant to the Offering (whether or not consummated) for which Wainwright is engaged to render services bears to (b) the fee paid or proposed to be paid to Wainwright in connection with such engagement.

5. The Company’s indemnity, reimbursement and contribution obligations under this Agreement (a) shall be in addition to, and shall in no way limit or otherwise adversely affect any rights that any Indemnified Party may have at law or at equity and (b) shall be effective whether or not the Company is at fault in any way.

H. Limitation of Engagement to the Company. The Company acknowledges that Wainwright has been retained only by the Company, that Wainwright is providing services hereunder as an independent contractor (and not in any fiduciary or agency capacity) and that the Company’s engagement of Wainwright is not deemed to be on behalf of, and is not intended to confer rights upon, any shareholder, owner or partner of the Company or any other person not a party hereto as against Wainwright or any of its affiliates, or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”)), employees or agents. Unless otherwise expressly agreed in writing by Wainwright, no one other than the Company is authorized to rely upon this Agreement or any other statements or conduct of Wainwright, and no one other than the Company is intended to be a beneficiary of this Agreement. The Company acknowledges that any recommendation or advice, written or oral, given by Wainwright to the Company in connection with Wainwright’s engagement is intended solely for the benefit and use of the Company’s management and directors in considering a possible Offering, and any such recommendation or advice is not on behalf of, and shall not confer any rights or remedies upon, any other person or be used or relied upon for any other purpose. Wainwright shall not have the authority to make any commitment binding on the Company. The Company, in its sole discretion, shall have the right to reject any investor introduced to it by Wainwright. The Company agrees that it will perform and comply with the covenants and other obligations set forth in the purchase agreement and related transaction documents between the Company and the investors in the Offering, and that Wainwright will be entitled to rely on the representations, warranties, agreements and covenants of the Company contained in such purchase agreement and related transaction documents as if such representations, warranties, agreements and covenants were made directly to Wainwright by the Company.

I. Limitation of Wainwright’s Liability to the Company. Wainwright and the Company further agree that neither Wainwright nor any of its affiliates or any of its or their respective officers, directors, controlling persons (within the meaning of Section 15 of the Securities Act or Section 20 of the Exchange Act), employees or agents shall have any liability to the Company, its security holders or creditors, or any person asserting claims on behalf of or in the right of the Company (whether direct or indirect, in contract, tort, for an act of negligence or otherwise) for any losses, fees, damages, liabilities, costs, expenses or equitable relief arising out of or relating to this Agreement or the Services rendered hereunder, except for losses, fees, damages, liabilities, costs or expenses that arise out of or are based on any action of or failure to act by Wainwright and that are finally judicially determined to have resulted solely from the gross negligence or willful misconduct of Wainwright.

J. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to agreements made and to be fully performed therein. Any disputes that arise under this Agreement, even after the termination of this Agreement, will be heard only in the state or federal courts located in the City of New York, State of New York. The parties hereto expressly agree to submit themselves to the jurisdiction of the foregoing courts in the City of New York, State of New York. The parties hereto expressly waive any rights they may have to contest the jurisdiction, venue or authority of any court sitting in the City and State of New York. In the event of the bringing of any action, or suit by a party hereto against the other party hereto, arising out of or relating to this Agreement, the party in whose favor the final judgment or award shall be entered shall be entitled to have and recover from the other party the costs and expenses incurred in connection therewith, including its reasonable attorneys’ fees. Any rights to trial by jury with respect to any such action, proceeding or suit are hereby waived by Wainwright and the Company.

K. Notices. All notices hereunder will be in writing and sent by certified mail, hand delivery, overnight delivery or fax, if sent to Wainwright, to the address set forth on the first page hereof, fax number (212) 356-0536, Attention: Head of Investment Banking, and if sent to the Company, to the address on the first page hereof, fax number (650) 635-7001, Attention: Chief Executive Officer. Notices sent by certified mail shall be deemed received five days thereafter, notices sent by hand delivery or overnight delivery shall be deemed received on the date of the relevant written record of receipt, and notices delivered by fax shall be deemed received as of the date and time printed thereon by the fax machine.

L. Miscellaneous. The Company represents that it is free to enter into this Agreement and the transactions contemplated hereby, that it will act in good faith, and that it will not hinder Wainwright’s efforts hereunder. This Agreement shall not be modified or amended except in writing signed by Wainwright and the Company. This Agreement shall be binding upon and inure to the benefit of Wainwright and the Company and their respective assigns, successors, and legal representatives. This Agreement constitutes the entire agreement of Wainwright and the Company, and supersedes any prior agreements, with respect to the subject matter hereof. If any provision of this Agreement is determined to be invalid or unenforceable in any respect, such determination will not affect such provision in any other respect, and the remainder of the Agreement shall remain in full force and effect. This Agreement may be executed in counterparts (including facsimile or .pdf counterparts), each of which shall be deemed an original but all of which together shall constitute one and the same instrument. The Company and Wainwright shall have entered into an escrow agreement with a commercial bank or trust company reasonably satisfactory to both parties pursuant to which the Purchasers shall deposit their subscription funds in an escrow account and the Company and the Wainwright shall jointly authorize the disbursement of the funds from the escrow account. The Company shall pay the reasonable fees of the escrow agent.

In acknowledgment that the foregoing correctly sets forth the understanding reached by Wainwright and the Company, please sign in the space provided below, whereupon this letter shall constitute a binding Agreement as of the date indicated above.

Very truly yours,

H.C. WAINWRIGHT & CO., LLC.

By	/s/ Mark W. Viklund
	Name:	Mark W. Viklund
	Title:	Chief Executive Officer

Accepted and Agreed:

OXiGENE, INC.

By	/s/ Peter Langecker, M.D., Ph.D.
	Name:	Peter Langecker, M.D., Ph.D.
	Title:	Chief Executive Officer

ANNEX A

Excluded Purchasers

Lincoln Park Capital

MLV and Co.

Symphony Capital

Interwest

Versant